SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                Commission File Number  0-26119
                           NOTIFICATION OF LATE FILING

(Check One): X  Form 10-K    Form 11-K   Form 20-F   Form 10-Q    Form N-SAR
         For Period Ended:   September 30, 2003
 Transition Report on Form 10-K              Transition Report on Form 10-Q
 Transition Report on Form 20-F              Transition Report on Form N-SAR
 Transition Report on Form 11-K

    For the Transition Period Ended: ______________________________________
    Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
     ___________________________________________________________________________
     ___________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             China World Trade Corporation

Former name if applicable           Not Applicable

________________________________________________________________________________

Address of principal executive office (Street and number)   4th Floor, Goldlion
Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, P.R.C.  510620

City, state and zip code


                                     PART II
                             Rule 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                               PART III NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has experienced delays in completing its financial statements for the fiscal year ended September 30, 2003 as a result of the end of year acquisition of shares, which requires the Management of the registrant to obtain additional financial information. As a result, the registrant is unable to file its Form 10-KSB for the fiscal year ended September 30, 2002 by the prescribed date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John Hui           Country Code 852                  988-26818
         (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           Yes  X  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      China World Trade Corporation
                   (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      December 29, 2003                        By:      /s/ John Hui
                                                                John Hui
                                                                President